FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 000-13345

CALEDONIA MINING CORPORATION PLC

(Translation of registrant's name into English)

3rd Floor, Weighbridge House
Weighbridge
St Helier, Jersey
JE2 3NF

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      x       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______   No        x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caledonia Mining Corporation (Registrant) By: /s/ Steve Curtis
Dated: December 20, 2017	Name: Steve Curtis Title: CEO and Director

Exhibit Index

Exhibit	Description

99.1	Technical report (NI 43-101) on the Blanket Mine, Gwanda Area, Zimbabwe
99.2	Certificate of qualified person – Dana Roets
99.3	Certificate of qualified person – Paul Alan Matthews
99.4	Consent of qualified person – Dana Roets
99.5	Consent of qualified person – Paul Alan Matthews